May 21, 2007

Christine Griffin
President
United Mortgage Trust
1702 N. Collins Blvd., Suite 100
Richardson, TX 75080

RE: United Mortgage Trust
              File No. 0-32409
              Preliminary Proxy Statement on Form 14A
              Filed on May 11, 2007

Dear Ms. Griffin:

This is to advise you that we are limiting our review of the above proxy statement to the following matters.

Executive Compensation and Other Matters, page 5

1.   We note that you have not included any tabular information related to executive compensation under this heading. We note further that you have included under the heading "Security Ownership of Principal Shareholders and Management" on page 12 a chart which appears to relate to compensation. Please revise your disclosure to include the chart related to compensation under the heading for executive compensation, rather than beneficial ownership.

2.   We note your disclosure in the first full paragraph under this heading that Christine Griffin is your only employee and sole executive officer. We note further that the compensation chart currently appearing on page 13 includes information for 7 individuals. Please separate quantitative compensation data into 2 separate charts, one of which includes information for executive officers, and a director compensation table, which relates to compensation for the trustees.

Security Ownership of Principal Shareholder and Management, page 12

3.   Please revise your disclosure to include the beneficial ownership information required by Item 6(d) of Schedule 14A.

*   *   *

We will not conduct any further review of the proxy statement.   As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your amended definitive proxy statement, please furnish a letter, acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3780.

Sincerely,

Karen Garnett
Assistant Director